UNITED  STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM  SD

SPECIALIZED DISCLOSURE REPORT

MAGICJACK VOCALTEC LTD.
(Exact name of registrant as specified in its charter)

Israel	000-27648	Not applicable
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

19 HARTOM STREET, BINAT BUILDING 5th FLOOR	9777518
HAR HOTZVIM, JERUSALEM, ISRAEL	(Zip Code)
(Address of principal executive offices)

               Thomas Helms   (561) 290-5459
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01          Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report filed for the calendar year ended December 31, 2013 is filed as Exhibit 1.01 hereto and is publicly available at: www.vocaltec.com/documents.cfm.

Item 1.02          Exhibit

The Conflict Minerals Report for the calendar year ended December 31, 2013 is filed as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01          Exhibits

Exhibit 1.01      Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MAGICJACK VOCALTEC LTD.

By:	/s/ Jose Gordo
Name: Jose Gordo
Title: Chief Financial Officer

Date: June 2, 2014